# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pasqal Holding SA, CIK 0002119292
CUSIP: F70289107
Title of class of securities: Ordinary Shares, EUR 0.02 par value per share
Address of issuer's principal executive offices: C/O PASQAL HOLDING SA, 24 RUE EMILE BAUDOT, PALAISEAU, France (I0), 91120
Date of event which requires filing of this statement: 08/27/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002145091

## Reporting persons
- Georges-Olivier Reymond: type of reporting person: individual (IN); citizenship or place of organization: France (I0); sole voting power 22,231,152; shared voting power 0; sole dispositive power 22,231,152; shared dispositive power 0; aggregate amount beneficially owned 22,231,152 (10.5% of the class)
  Comment: Row 11: The percent of class is based upon 212,339,163 ordinary shares of Pasqal Holding SA (the "Issuer") consisting of (i) 212,293,691 ordinary shares outstanding as of September 1, 2026, as reported in Post-Effective Amendment No. 1 to the Issuer's registration statement on Form F-1 (File No. 333-298830), filed with the Securities and Exchange Commission on October 2, 2026 and (ii) 45,472 ordinary shares issuable upon exercise of Founder Share Subscription Warrants ("BSPCEs") held by the Reporting Person that are exercisable within 60 days, which have been added to the shares outstanding in accordance with Rule 13d-3(d)(1)(i).

## Item 1. Issuer
Name of issuer: Pasqal Holding SA
Address of issuer's principal executive offices: 24 rue Emile Baudot 91120 Palaiseau, France

## Item 2. Person Filing
Name of person filing: This Schedule 13G is filed by Georges-Olivier Reymond (the "Reporting Person").
Address of principal business office or, if none, residence:
c/o Pasqal Holding SA
24 rue Emile Baudot
91120 Palaiseau
France
Citizenship: France

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The Reporting Person beneficially owns 22,231,152 ordinary shares, consisting of (i) 22,185,680 ordinary shares held directly and (ii) 45,472 ordinary shares underlying 2,000 BSPCEs that are vested and exercisable. Excludes 136,417 ordinary shares underlying 6,000 BSPCEs that will vest in equal annual installments on March 15, 2027, 2028 and 2029. The Reporting Person has sole voting and dispositive power over the ordinary shares reported herein.
Percent of class: 10.5% (see explanatory comment to Row 11 on the cover page to this Schedule 13G)
Sole power to vote or to direct the vote: 22,231,152
Shared power to vote or to direct the vote: Not Applicable
Sole power to dispose or to direct the disposition: 22,231,152
Shared power to dispose or to direct the disposition: Not Applicable

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Georges-Olivier Reymond: /s/ Georges-Olivier Reymond, Georges-Olivier Reymond (11/13/2026)